Ascent Solar Technologies, Inc.
12300 North Grant Street
Thornton, CO 80241
August 5, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Russell Mancuso, Branch Chief Division of Corporation Finance

Re:	Ascent Solar Technologies, Inc. Withdrawal of Registration Statement on Form S-3 Filed on July 1, 2013 File No. 333-189739
Ladies and Gentlemen:
On behalf of Ascent Solar Technologies, a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-3, together with all exhibits and amendments thereto (File No. 333-189739), as initially filed with the Securities and Exchange Commission (“Commission”) on July 1, 2013 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement in order to proceed with the Company's private placement prior to the effectiveness of a resale registration statement. The Registration Statement has not been declared effective and none of the Company's securities has been publicly sold pursuant to the Registration Statement.
In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to James Carroll, Esq. of Faegre Baker Daniels LLP, via email at james.carroll@faegrebd.com or via facsimile at (303) 4477800.
The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact James Carroll of Faegre Baker Daniels LLP by telephone at (303) 447-7748.
Very truly yours,
/s/ Gary Gatchell
Gary Gatchell
Chief Financial Officer